Exhibit 99.1

Focus Media Responds to Latest Muddy Waters Report

SHANGHAI, February 9, 2012 — Focus Media Holding Limited (“Focus Media”) (Nasdaq: FMCN), China’s largest lifestyle targeted out-of-home digital media company, responded today to the allegations raised in a research report by Muddy Waters dated February 9, 2011.

Muddy Waters begins by reiterating its previous claim that Focus Media overstated the size of its LCD display network. In its prior reports, Muddy Waters had alleged that the Company had double counted the displays included into its LCD network and picture frame network. The Company definitively disproved this allegation by commissioning two separate independent random sampling surveys and a full-count census of the Company’s LCD display network and poster frame network. As previously reported by the Company in its press releases dated December 14, 2001, December 22, 2011 and January 6, 2012, these independent analysis, undertaken by Ipsos and Synovate, confirmed the accuracy of the Company’s screen count to within a +/-1% sampling error (for the sampling surveys) and to within 80 screens (for the census). These results demonstrate that there has been no “double counting” of devices by Focus Media. While providing no factual basis to challenge the work of Ipsos or Synovate, Muddy Waters nevertheless continues to allege that the Company is double-counting. This allegation lacks credibility.

Muddy Waters is now also challenging the size of the Company’s LCD network by noting that the network includes a number of LCD 1.0 picture frame devices. Once again, this is not new information. As the Company disclosed in its November 29, 2011 press release (the “November 29 release”), such traditional picture frame devices are included within the LCD network because these devices were installed in Tianjin, Kunming and Shijiazhuang, cities that were developed by the Company’s LCD display network division. The word “LCD” in the name of each type of device clarifies that the Company classifies it and includes it for device count purposes within its Focus Media LCD display network, and not in its Framedia poster frame network. Accordingly, the Company has consistently included such devices as part of its LCD display network device count since it first began installing them. As stated in the November 29 release, the Company did not previously provide a granular breakdown to specify that its LCD display network includes LCD screens, LCD 2.0 digital picture screens, as well as the traditional LCD 1.0 picture frame devices developed by its LCD display network division, but has begun to provide this additional level of detail in its disclosure and intends to continue to do so on a going forward basis.

Finally, Muddy Waters reiterates its claim that Focus Media overstated the size of its movie theater network in 2007 and 2008, ignoring the fact that Focus Media itself corrected the calculation methodology in its filings starting in 2009. Prior to 2009, Focus Media calculated the size of its movie theater network by calculating the number of screens on which each of its advertisers had purchased advertising and then summing the screen count for each advertiser to produce an aggregate number of screens. With a change in management in late 2008, the Company changed the method for calculating this operating metric beginning in 2009, basing it instead on the number of movie theaters for which it had rights to lease advertising time as of the relevant period, regardless of the number of screens in such theaters or the number of advertisers that had purchased advertising on each such screen. The large decrease in screen count for the movie theater network over this period was a reflection of this change in calculation methodology. The revenues contributed by the movie theater network have been accurately accounted for in the Company’s financial statements for all historical periods. Moreover, the revenue contribution of the movie theater network in 2007 and 2008 was insignificant.

The Company is committed to providing full and accurate disclosure to investors and to rebutting any false claims that attempt to undermine confidence in the Company’s business, management and operations.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States.  Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations.

SOURCE Focus Media Holding Limited

Jing Lu, +86-21-2216-4155, ir@focusmedia.cn